SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH January, 2010

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Domestic demand grew 21% in December and load factor increased 3.5 p.p. versus 2008

In the international market demand growth was 12%, with load factor increase of 4.1 p.p.

São Paulo, January 13, 2010 – (BOVESPA: TAMM4, NYSE:TAM) Brazilian National Civil Aviation Agency (ANAC) disclosed today the operating data for December 2009.

Once again we continued to observe the domestic market recovery, which grew 20.7% (in RPK), compared to December 2008, combined with a supply (in ASK) growth of 14.7%, increasing our load factor from 66.1% to 69.6% . Our market share in December for the domestic market was 43.1% . We continued the readjustment movement of our yields and it resulted in a “low single digit” increase in December compared to November. It is important to mention that in the month of December, the mix of leisure passengers is stronger and as a consequence, the yield for this month is historically weaker than the previous month.

In the international market, our demand increased 12% when compared to December 2008. Our market share was 84.5% and our load factor reached 75.5%, a 4.1 p.p. compared to December 2008. The international market continues recovering and we observed a new increase of a “mid single digit” versus November 2009, for the yield in dollars.

See the operational data for December and the full year of 2009 below:

Operating data	December	December	Var. %	November	Var. %
	2009	2008	YoY	2009	MoM

Domestic Market
ASK (millions) – Supply	3,727	3,250	14.7%	3,355	11.1%
RPK (millions) – Demand	2,595	2,150	20.7%	2,292	13.2%
Load Factor	69.6%	66.1%	3.5p.p.	68.3%	1.3p.p.
Market share	43.1%	49.1%	-6.1p.p.	43.9%	-0.9p.p.

International Market
ASK (millions) – Supply	2,169	2,046	6.0%	2,017	7.5%
RPK (millions) – Demand	1,637	1,462	12.0%	1,486	10.2%
Load Factor	75.5%	71.4%	4.1p.p.	73.7%	1.8p.p.
Market share	84.5%	85.5%	-1p.p.	85.4%	-0.9p.p.

Operating data			Year 2009	Year 2008	Var. % YoY

Domestic Market
ASK (millions) – Supply			39,011	35,321	10.4%
RPK (millions) – Demand			25,654	24,097	6.5%
Load Factor			65.8%	68.2%	-2.5p.p.
Market share			45.6%	50.4%	-4.8p.p.

International Market
ASK (millions) – Supply			24,963	20,972	19.0%
RPK (millions) – Demand			18,170	15,905	14.2%
Load Factor			72.8%	75.8%	-3.1p.p.
Market share			39,011	35,321	10.4%

Investor Relations:	Press Agency Contact:
Phone: (55) (11) 5582-9715	Media Relations
Fax: (55) (11) 5582-8149	www.tam.com.br
invest@tam.com.br	www.taminforma.com.br
www.tam.com.br/ir	MVL Comunicação
Phone: (55) (11) 3594-0328
equipetam@mvl.com.br

About TAM (www.tam.com.br):
We have been the leader in the Brazilian domestic market for more than four years, and held a 43.1% domestic market share and 84.5% international market share in December 2009. We operate regular flights to 42 destinations throughout Brazil and we serve 82 different cities in the domestic market through regional alliances. Operations abroad include our flights to 18 destinations in the United States, Europe and South America: New York , Miami and Orlando (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires (Argentina), La Paz, Cochabamba and Santa Cruz de la Sierra (Bolivia), Santiago (Chile), Asuncion and Ciudad del Este (Paraguay), Montevideo (Uruguay), Caracas (Venezuela) and Lima (Peru). We have code-share agreements that make possible the sharing of seats on flights with international airlines, enabling passengers to travel to 72 other destinations in the U.S., Europe and South America. We were the first Brazilian airline company to launch a loyalty program. Currently, the program has over 6.4 million subscribers and has awarded more than 9.2 million tickets.

Forward-looking statements:
This notice may contain forward-looking statements. These estimates merely reflect the expectations of the Company’s management, and involve risks and uncertainties. The Company is not responsible for investment operations or decisions taken based on information contained in this release. These estimates are subject to changes without prior notice.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 13, 2010

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.